Exhibit 99.2

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2025

	December 31,	June 30,
	2025	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$6,864,849	$10,689,219
Restricted cash	-	87,842
Accounts receivable, net	6,270,041	7,100,656
Prepayments, other receivables and other current assets	1,958,340	1,391,295
Inventory	1,760,994	1,538,816
Total current assets	16,854,224	20,807,828
Non-current assets:
Property, plant and equipment, net	7,630,262	7,447,205
Right-of-use assets, net	3,564,490	3,177,674
Intangible assets, net	50,406	100,667
Deferred tax assets, net	169,195	165,983
Other non-current assets	4,554,144	4,547,727
Total non-current assets	15,968,497	15,439,256
Total Assets	$32,822,721	$36,247,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Bank borrowings	$4,705,798	$6,108,552
Lease obligation – current	386,029	223,543
Accounts payable	3,879,957	3,580,584
Other payables and accrued liabilities	1,289,573	1,024,301
Tax payable	202,135	212,801
Total current liabilities	10,463,492	11,149,781

Non-current liabilities:
Lease obligation – non-current	387,156	187,355
Total non-current liabilities	387,156	187,355
Total liabilities	10,850,648	11,337,136

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares: USD $0.002 par value per share, 125,000,000 authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,361,149	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(3,341,388)	(3,708,980)
Accumulated deficit	(10,141,023)	(6,813,840)
Total shareholders’ equity	21,950,357	24,909,948
Non-controlling interest	21,716	-
Total liabilities and shareholders’ equity	$32,822,721	$36,247,084

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenues	$10,857,414	$14,147,044
Cost of revenues	(9,699,288)	(11,295,418)
Gross Profit	1,158,126	2,851,626

Operating expenses:
Selling and marketing	(1,061,066)	(1,843,288)
General and administrative	(3,564,244)	(3,789,427)
Total operating expenses	(4,625,310)	(5,632,715)

(Loss) from operations	(3,467,184)	(2,781,089)

Other income (loss):
Other income	315,257	147,510
Other expenses	(1,046)	(203,071)
Interest expense	(111,655)	(191,583)
	202,556	(247,144)

(Loss) before tax expenses	(3,264,628)	(3,028,233)

Income tax expense	(64,177)	(62,690)

Net (loss) attributable to ordinary shareholders	$(3,328,805)	$(3,090,923)
Net (loss) attributable to non-controlling interest	(1,622)	-

Net (loss) attributable to MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED	(3,327,183)	(3,090,923)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$367,592	$(31,659)

Total Comprehensive (Loss) attributable to MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED	$(2,959,591)	$(3,122,582)

Net (loss) per share attributable to ordinary shareholders basic and diluted	$(0.30)	$(0.27)

Weighted average number of ordinary shares used in computing net income per share basic and diluted	11,250,000	11,250,000

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

					Accumulated	Retained
	Ordinary Share		Additional		other	Earnings	Non-
	No. of		paid-in	Statutory	comprehensive	(Accumulated	Controlling
	Shares	Amount	capital	Reserve	(loss)	Deficit)	Interest	Total
		$	$	$	$	$	$	$
Balance as of July 1, 2024 (audited)	11,250,000	22,500	34,361,149	1,049,119	(3,888,270)	(498,455)	-	31,046,043
Foreign currency translation adjustment	-	-	-	-	(31,659)	-	-	(31,659)
Net loss	-	-	-	-	-	(3,090,923)	-	(3,090,923)
Balance as of December 31, 2024	11,250,000	22,500	34,361,149	1,049,119	(3,919,929)	(3,589,378)	-	27,923,461

Balance as of July 1, 2025 (audited)	11,250,000	22,500	34,361,149	1,049,119	(3,708,980)	(6,813,840)	-	24,909,948
Foreign currency translation adjustment	-	-	-	-	367,592	-	-	367,592
Acquisition of non-controlling interest							23,338	23,338
Net loss	-	-	-	-	-	(3,327,183)	(1,622)	(3,328,805)
Balance as of December 31, 2025	11,250,000	22,500	34,361,149	1,049,119	(3,341,388)	(10,141,023)	21,716	21,972,073

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Cash Flows from Operating Activities:
Net (loss)	$(3,328,805)	$(3,090,923)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation and amortization	544,119	543,362
Impairment (reversal) of inventories	79,792	(56,960)
Gain (loss) on disposal of property, plant and equipment	291,806	269,664
Provision (reversal) for bad debts	(273,908)	259,455
Impairment of property, plant and equipment	58,358	-
Changes in operating assets and liabilities:
Deferred tax	-	(1,136)
Accounts receivable	1,228,850	577,970
Prepayments, other receivables and other assets	(532,258)	(166,507)
Inventory	(273,758)	1,800,330
Prepaid tax	(2,325)	(201,487)
Right-of-use assets	(333,595)	166,022
Lease obligation	364,203	(154,706)
Accounts payable	227,336	527,213
Other payables and accruals	243,794	(980,508)
Tax payable	(15,343)	70,835
Net Cash used in Operating Activities	(1,721,734)	(437,376)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,071,072)	(964,949)
Prepayment land cost	-	(165,165)
Proceeds from sale of property, plant and equipment	107,447	290,672
		-
Net Cash (used in) Investing Activities	(963,625)	(839,442)

Cash Flows from Financing Activities:
Repayment of bank borrowings	(4,158,400)	(5,725,970)
Proceeds from contributions by non-controlling interest	23,338	-
Proceeds from bank borrowings	2,706,339	4,881,974
Net Cash (used in) Financing Activities	(1,428,723)	(843,996)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	201,871	(23,227)

Net Decrease in Cash and Cash Equivalents	(3,912,212)	(2,144,041)

Cash, Cash Equivalents and Restricted Cash – Beginning of Period	10,777,061	13,346,584

Cash, Cash Equivalents and Restricted Cash – End of Period	$6,864,849	$11,202,543

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$121,298	$193,050
Cash paid for income taxes	$(64,033)	(128,961)